Feed The Mass

Profit and Loss

January - December 2022

	TOTAL
Income	
3000 Revenues, gains & support	
3105 Program Administration Services	601,913.46
3110 Product & Service Sales	748,982.82
3120 Unrestricted Donations	102,532.40
3130 Restricted Donations	7,206.61
3140 Unrestricted Grants	6,650.00
3150 Restricted Grants	50,000.00
3400 In-Kind Donations	45,467.89
3500 Fundraising Proceeds	18,128.53
3975 Stripe Clearing (Give Lively)	0.00
3999 Less - Discounts & Refunds	-6,750.00
Total 3000 Revenues, gains & support	**1,574,131.71**
Total Income	**$1,574,131.71**
Cost of Goods Sold	
4000 PRG - Program Expenses	
4100 PRG - Supplies & Food Purchases	99,729.44
4200 PRG - General Program Expenses	199,139.35
4300 PRG - Space Rental & Location Fees	173,253.64
4400 PRG - Contract Labor & Stipend Payments	127,477.67
4500 PRG - Salaries & Wages	153,063.99
4600 PRG - Payroll Taxes	13,157.11
4650 PRG - Internal Labor Billback	403,880.00
4700 PRG - Travel and Transportation Expenses	10,625.46
4800 PRG - Meal/Entertainment Expenses	37,677.69
4900 PRG - Small Tools & Equipment	59,154.68
4975 PRG - Grant Issuance	8,000.00
4999 PRG - Merchant Fees	1,771.94
Total 4000 PRG - Program Expenses	**1,286,930.97**
Total Cost of Goods Sold	**$1,286,930.97**
GROSS PROFIT	**$287,200.74**
Expenses	
6000 Advertising & Promotion	5,567.35
6100 Website Expense	8,289.05
6150 SAAS - Software Expense	6,439.80
6200 Dues and Subscriptions	569.88
6300 Office Supplies & Expense	4,388.69
6400 Office Repairs & Maintenance	763.94
6600 Small Equipment	3,102.67
6700 Postage & Delivery	27.75
7000 Telephone & Internet Expense	3,901.20
7200 Bank Fees & Charges	74.95
7250 Uniforms	2,380.00
7300 Automobile Expenses	

	TOTAL
7305 Auto Gas	84.38
7310 Auto Repairs & Maintenance	1,428.35
7315 Auto Insurance Expense	2,763.00
7325 Auto Mileage Reimbursement	514.26
Total 7300 Automobile Expenses	**4,789.99**
7400 Insurance Expense	
7405 Liability Insurance	6,788.23
7410 Workers Comp Insurance	2,278.18
Total 7400 Insurance Expense	**9,066.41**
7600 Meals and Entertainment	
7605 Meals	5,441.88
7615 Office Parties & Events (M&E 100%)	882.19
Total 7600 Meals and Entertainment	**6,324.07**
7700 Payroll Expenses	
7705 Board Compensation	
7706 Executive Director Salary	95,963.76
7707 Executive Director Contract Pay	-396.51
Total 7705 Board Compensation	**95,567.25**
7715 Salaries & Wages	245,696.84
7720 Employee Benefits	18,170.94
7730 Payroll Tax Expense	28,893.86
7735 Payroll Service	2,543.00
7740 Recruiting Expense	1,871.99
Total 7700 Payroll Expenses	**392,743.88**
7800 Professional Fees	8,399.97
7900 Outside Services	9,326.57
8000 Travel Expense	
8010 Travel Lodging	812.41
Total 8000 Travel Expense	**812.41**
8100 Continuing Education	506.86
8200 Charitable Contributions	1,162.70
8400 Income Tax Expense	
8410 State Income Taxes	360.00
Total 8400 Income Tax Expense	**360.00**
Total Expenses	**$468,998.14**
NET OPERATING INCOME	$ -181,797.40
Other Income	
9000 Interest Income	45.82
Total Other Income	**$45.82**
Other Expenses	
9200 Parking and Tolls	3,401.04
9300 Gifts	1,002.00
9400 Gain/Loss on Sale of Assets	-10,322.77
9700 Depreciation Expense	11,082.13
9950 Fraud	1,635.07
Total Other Expenses	**$6,797.47**
NET OTHER INCOME	$ -6,751.65
NET INCOME	$ -188,549.05

Feed The Mass

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 OnPoint FTM Checking (69625)	167,205.69
1005 OnPoint FED Checking (69624)	5,704.24
1006 OnPoint CC&E Checking (69622)	74,668.22
1010 OnPoint FTM Savings (00001)	80,566.41
1060 PayPal Account (RZTU)	48,014.48
1080 Venmo	554.52
1090 FEAST Fiscal Sponsorship Account (69623)	3.00
Total Bank Accounts	**$376,716.56**
Accounts Receivable	
1200 Accounts Receivable (A/R)	12,665.13
Total Accounts Receivable	**$12,665.13**
Other Current Assets	
1299 Undeposited Funds	0.00
1300 Prepaid Expenses	2,680.00
1310 Rental Deposits Paid	14,783.63
1335 Employee Advances	0.00
1340 Payroll Corrections	0.00
1350 IR - Intercompany	
1351 IR - PPS Program / FTM Parent	0.00
1352 IR - FTM Parent / PPS Summer Program	0.00
Total 1350 IR - Intercompany	**0.00**
Total Other Current Assets	**$17,463.63**
Total Current Assets	**$406,845.32**
Fixed Assets	
1500 PPE - Fixed Assets	
1510 PPE - Computer Software & Equipment	13,174.70
1530 PPE - Machinery & Equipment	27,802.52
1540 PPE - Vehicles	
1541 2012 Volswagan Routan (0426)	3,697.50
Total 1540 PPE - Vehicles	**3,697.50**
1599 PPE - Accumulated Depreciation	-12,785.13
Total 1500 PPE - Fixed Assets	**31,889.59**
Total Fixed Assets	**$31,889.59**
TOTAL ASSETS	**$438,734.91**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	2,179.13
Total Accounts Payable	**$2,179.13**

Other Current Liabilities	
2200 Accrued Expenses	0.00
2255 Net Payroll Clearing	338.97
2260 Payroll Liabilities	17,152.28
2275 Retirement Plan Payable	237.51
Total Other Current Liabilities	**$17,728.76**
Total Current Liabilities	**$19,907.89**
Long-Term Liabilities	
2310 NP - Notes Payable	
2315 NP - FEAST Fiscal Sponsorship Grant Funds Payable	0.00
Total 2310 NP - Notes Payable	**0.00**
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$19,907.89**
Equity	
29000 Program Equity	
2800 Unrestricted Funds - Administration / General Fund	417,396.09
2905 Restricted Funds - CC&E Food Education Program	0.00
2910 Restricted Funds - CC&E Cultured Cooking Classes	0.00
2915 Restricted Funds - CC&E OCF Job Readiness Program	0.00
2920 Restricted Funds - CC&E PPS Summer Program	0.00
2925 Restricted Funds - FED Program	0.00
2935 Restricted Funds - Grow Kit Grant	0.00
2940 Restricted Funds - CC&E Digital Education Program	1,430.93
Total 29000 Program Equity	**418,827.02**
2950 Program Equity (Contra)	188,549.05
2995 Retained Earnings	0.00
Net Income	-188,549.05
Total Equity	**$418,827.02**
TOTAL LIABILITIES AND EQUITY	**$438,734.91**

Feed The Mass

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-188,549.05
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable (A/R)	-8,189.13
1300 Prepaid Expenses	-2,680.00
1310 Rental Deposits Paid	-4,783.63
1599 PPE - Fixed Assets:PPE - Accumulated Depreciation	11,082.13
2000 Accounts Payable (A/P)	-5,820.87
2255 Net Payroll Clearing	338.97
2260 Payroll Liabilities	8,421.69
2275 Retirement Plan Payable	39.59
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-1,591.25**
Net cash provided by operating activities	**$ -190,140.30**
INVESTING ACTIVITIES	
1510 PPE - Fixed Assets:PPE - Computer Software & Equipment	-10,324.77
1530 PPE - Fixed Assets:PPE - Machinery & Equipment	-22,138.52
1541 PPE - Fixed Assets:PPE - Vehicles:2012 Volswagan Routan (0426)	-3,697.50
Net cash provided by investing activities	**$ -36,160.79**
FINANCING ACTIVITIES	
2800 Program Equity:Unrestricted Funds - Administration / General Fund	414,161.86
2905 Program Equity:Restricted Funds - CC&E Food Education Program	-156,505.29
2910 Program Equity:Restricted Funds - CC&E Cultured Cooking Classes	-819.10
2915 Program Equity:Restricted Funds - CC&E OCF Job Readiness Program	-192,236.31
2920 Program Equity:Restricted Funds - CC&E PPS Summer Program	90.20
2925 Program Equity:Restricted Funds - FED Program	-254,671.34
2935 Program Equity:Restricted Funds - Grow Kit Grant	0.00
2940 Program Equity:Restricted Funds - CC&E Digital Education Program	1,430.93
2950 Program Equity (Contra)	632,468.97
2995 Retained Earnings	-443,919.92
Net cash provided by financing activities	**$0.00**
NET CASH INCREASE FOR PERIOD	**$ -226,301.09**
Cash at beginning of period	603,017.65
CASH AT END OF PERIOD	**$376,716.56**